OCTOBER 2003

Kenmar Global Trust (KGT) ended the month of October +3.35% with gains in currencies, stock indices and metals. The Net Asset Value per unit of KGT was $109.65 as of October 31, 2003.

                OCT 1 2003    NOV 1 2003
                ----------    ----------
Graham          28%           30%
Grinham         39%           37%
Transtrend      33%           33%

Allocation of Assets to Advisors

The fourth quarter began well for global equity markets as most major indices posted a positive month. Markets worldwide appeared to embrace the view that third quarter earnings season was continuing to produce good news. Encouraging retail sales in the US for September added to the view that a recovery in the US is underway and equities have further upside potential. Additionally, an end of month report showed that the US economy grew in the third quarter at its fastest quarterly rate since 1984. Asian bourses alternated between hitting new highs and succumbing to profit taking. All in all, most ended flat for the month. Global fixed income markets were lower as stock market gains acted as a counter balance and pushed prices of government debt lower. Japanese government bond prices were mostly flat for the month.

The US dollar fell sharply against commodity-based currencies as the greenback slipped to new six year lows against the New Zealand and Australian dollars, and a new 10-year low against the Canadian dollar. All three are gaining on expectations of interest rate increases. Moreover, they are being broadly helped by expectations of global growth and strong commodity prices, from which the currencies take their market nickname. Against its European counterparts, the story was decidedly mixed as the dollar fell to a five-year trough against sterling which rallied on the back of rate rise expectations after the minutes of the Bank of England's meeting suggested a far more hawkish focus than the market previously thought. Conversely, directionless volatility generally characterized activity in the euro and Swiss franc. The Japanese yen rose to fresh three-year highs against the dollar as investors ignored economic data and focused on Japanese equities and the overall downward dollar trend. Additionally, the yen's strength was helped in part of no signs of further government intervention, indicating that Japan may be willing to allow a gradual appreciation of its currency. Signs of economic slow down amid worries over supply sent prices of many commodities sharply higher. Base metals extended their strong run-up into multi-year highs, driven by speculative expectations that manufacturing will consume more metals. Cotton prices rose to fresh five-year highs on talk that China, the world's largest consumer and producer of cotton, was buying the material. In the energy complex, crude prices weakened after the announcement of a bigger than expected build-up in US crude inventories. Alternatively, natural gas prices touched record highs mid-month on concerns of low storage levels combined with increased demand due to the cold weather. By month-end fuel offerings had fallen off those levels.

To the best of my knowledge and belief, the above information is accurate and complete.

Sincerely,

/s/ Esther Eckerling Goodman

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President

Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust

                               KENMAR GLOBAL TRUST
                           Unaudited Account Statement
                      For the Month Ending October 31, 2003

                            STATEMENT OF INCOME(LOSS)
                            -------------------------

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                         $61,772.84
Change in Unrealized Gain/(Loss)                                    $914,875.88
Gain/(Loss) on Other Investments                                     ($3,825.53)
Brokerage Commission                                               ($185,276.69)
                                                                   ------------
Total Trading Income                                                $787,546.50

EXPENSES

Audit Fees                                                            $3,333.33
Administrative and Legal Fees                                        $42,549.65
Management Fees                                                           $0.00
Offering Fees                                                        $10,000.00
Incentive Fees                                                            $0.00
Other Expenses                                                            $0.00
                                                                   ------------
Total Expenses                                                       $55,882.98

INTEREST INCOME                                                      $12,616.01

NET INCOME(LOSS) FROM THE PERIOD                                    $744,279.53
                                                                   ============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                   $22,233,203.12
Addition                                $475,446.65
Withdrawal                              ($30,693.68)
Net Income/(Loss)                       $744,279.53
                                     --------------
Month End                            $23,422,235.63

Month End NAV Per Unit                      $109.65

Monthly Rate of Return                         3.35%
Year to Date Rate of Return                   -1.01%



                    To the best of our knowledge and belief,
                the information above is accurate and complete:

/s/ Kenneth A. Shewer, Chairman                   /s/ Marc S. Goodman, President

Kenneth A. Shewer, Chairman                       Marc S. Goodman, President

                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust